Exhibit 1.02

Alliant Techsystems Inc.
Conflict Minerals Report
For The Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the "Rule"). For the purpose of the required Reasonable Country of Origin Inquiry ("RCOI"), Alliant Techsystems Inc.("ATK" or the "Company") reviewed and considered supply chain responses through May 28, 2014. The Rule was adopted by the Securities and Exchange Commission ("SEC") to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold ("Conflict Minerals") for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the Conflict Minerals and whether or not they fund armed conflict.

Under the Rule, if a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the "Covered Countries"), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a report, Conflict Minerals Report ("CMR"), to the SEC that includes a description of those due diligence measures.

The report presented herein is not audited, as the Rule provides that if a registrant’s products are “DRC conflict undeterminable” in 2013 or 2014, the CMR is not subject to an independent private sector audit.

Products Overview

Within ATK's Aerospace Group, ATK develops and produces rocket motor systems, conventional and strategic missiles, missile defense interceptors, small and micro-satellites, satellite components, structures and subsystems, lightweight space deployables and solar arrays. Other products include illuminating flares and aircraft countermeasures.

In the Defense Group, ATK develops and produces military small-, medium-, and large-caliber ammunition, precision munitions, gun systems, and propellant and energetic materials, missile defense interceptor capabilities, airborne missile warning systems, advanced fuzes, and defense electronics.   The group also develops advanced air-breathing propulsion systems and special mission aircraft for specialized applications.

The Sporting Group's product lines include riflescopes, binoculars, trail cameras, hunting laser rangefinders, gun care products, reloading equipment, powder, targets and traps, mounts, game calls, decoys, blinds, safety and protective eyewear, laser range finders, and archery accessories, as well as ammunition, centerfire rifles, rimfire rifles, shotguns and range systems.

Due Diligence Program

ATK established a Conflict Minerals Policy. That policy provides that ATK conducts its business activities in compliance with applicable laws and regulations and allocates adequate resources to ensure compliance. It is ATK’s policy to perform reasonable due diligence in the sourcing of Conflict Minerals and we expect ATK's suppliers and subcontractors to exercise reasonable due diligence on the source and chain of custody of minerals used in the manufacturing of their products and to make their due diligence measures available to ATK upon request.

Consistent with this policy, ATK:

•	Implemented and maintained a due diligence framework to identify and trace Conflict Minerals in ATK’s supply chain;

•Used a standardized reporting template for completion by applicable ATK suppliers and subcontractors; and

•Maintained reviewable business records supporting the source of Conflict Minerals.

ATK established a due diligence process which includes the following steps:

•	Determine applicable Bills of Materials to conduct a Reasonable Country of Origin Inquiry.

Supply chain management ("SCM") at each ATK location, together with the applicable engineering function, reviewed the location’s materials and contract manufactured goods to identify any applicable population of goods that potentially contained Conflict Minerals, using a risk-based process. This process identified suppliers from whom to conduct a Reasonable Country of Origin Inquiry.

•	Conduct a Reasonable Country of Origin Inquiry.

SCM conducted a Reasonable Country of Origin Inquiry of the potential Conflict Minerals with the suppliers identified from the step above. The inquiry was conducted using ATK’s Conflict Minerals reporting template.

•
Conduct due diligence to determine if any Conflict Minerals in materials purchased by ATK originated from Covered Countries and, if so, whether those Conflict Minerals financed or benefited armed groups in the Covered Countries.

SCM reviewed the supplier responses to determine if a supplier sources Conflict Minerals that originate from Covered Countries. Upon identifying a risk that a supplier potentially sourced Conflict Minerals from any of the Covered Countries and the Conflict Minerals potentially funded armed groups, SCM determined any necessary additional due diligence. SCM consolidated all Group information.

Survey Responses

At the outset of ATK's 2013 RCOI, the Company surveyed suppliers that were likely to provide products that contain Conflict Minerals.

ATK tracks responses to the Conflict Minerals reporting template within an Electronic Industry Citizenship Coalition ("EICC") recommended database.

As of May 28, 2014, of the suppliers surveyed, 44% had responded to ATK's inquiries. No responses indicated conclusively that the supplier acknowledged conflict mineral usage used to fund armed conflict in the Covered Countries. The declared sources represent a summary of all available information, which has been declared by ATK's suppliers in response to RCOI.

Tracing Conflict Minerals back to their mine of origin is a complex aspect of responsible sourcing in ATK's supply chain. By adopting the methodology outlined and implementing outreach initiatives, the requirement that ATK's suppliers conform with the same standards that meet the OECD guidelines, and the report to ATK using the Conflict Minerals reporting template, the Company determined that the smelters and refiners within ATK's supply chain represent the most reasonable known mine of origin information available.

Reasonable Country of Origin Inquiry conclusion

ATK conducted an analysis of the Company's products and determined that Conflict Minerals can be found in a variety of ATK products. Therefore, the products that ATK manufactures are subject to the reporting obligations of the Rule.

Despite having conducted a good faith reasonable country of origin inquiry, ATK has concluded that its supply chain remains “DRC conflict undeterminable.” ATK reached this conclusion because the Company has been unable to fully determine the origin of all of the Conflict Minerals sourced from multiple tiers of the supply chain and used in ATK products.

Due to the breadth and complexity of ATK's products and respective supply chain, it will take time for many of the suppliers to verify the origin of all of the Conflict Minerals.

Steps to mitigate risk and mature due diligence program

As ATK further develops and implements its due diligence program, the Company intends to take the following steps to mitigate the risk that the Conflict Minerals in the Company's products could benefit armed groups in the Covered Countries:

•	Enhance supplier communication, training and escalation process to improve due diligence data accuracy and completion.

•Continue to influence additional smelters to obtain Conflict-Free Smelter status through the Company's supply chain, where possible.

Because ATK is several levels removed from mine sources within the extended supply chain for Conflict Minerals, it is difficult to obtain visibility throughout this long and complex supply chain beyond the Company's direct suppliers.

(This report can be found on the Internet at www.atk.com).